Mail Stop 3010

March 29, 2010

<u>VIA U.S. MAIL</u>

Eric Narowski
Interim Chief Financial Officer
Harris Interactive Inc.
161 Sixth Avenue
New York, NY 10013

> **Re:** **Harris Interactive Inc.**
> **Form 10-K for Fiscal Year Ended**
> **June 30, 2009**
> **Filed August 31, 2009**
> **Form 10-Q for Quarterly Period Ended**
> **December 31, 2009**
> **Filed February 2, 2010**
> **File No. 000-27577**

Dear Mr. Narowski:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments**.** In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

Financial Statements

Notes to Consolidated Financial Statements

11. Borrowings, page 74

1.   Based on your disclosure of the amendment to your Credit Agreement with
        JPMorgan, please tell us what consideration you have to given to recording the
        modification as a debt extinguishment. Within your response, please reference
        ASC 470-50.

Item 15. Exhibit and Financial Statement Schedules, page 94

2.   We note that exhibits 10.7.1, 10.7.6, 10.7.8 and 10.8.1 only list and do not include
        the exhibits and schedules listed in the table of contents for each respective
        agreement. Because Item 601(b)(10) does not permit the omission of information
        that is attached to a material contract, please file the complete agreement in an
        amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic
        report. Alternatively, please explain why the information was omitted or why the
        agreements themselves are no longer material to investors.

Form 10-Q for the quarterly period ended December 31, 2009

Item 4. Controls and Procedures, page 26

3.   You state that your disclosure controls and procedures "have been designed and
        are functioning effectively." Please confirm to us and disclose in future filings, if
        true, that your Principal Executive Officer and your Principal Financial Officer
        concluded that your disclosure controls and procedures were effective. Please
        refer to Item 307 of Regulation S-K.

*   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney Advisor, at (202) 551-3473 or Jennifer Gowetski, Attorney Advisor, at (202) 551-3401 with any other questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant